Exhibit 99.3

July 10, 2023

Via EMAIL

MAM Tiger Lender LLC

1 Bryant Park 38th fl.

New York, NY 10036

Attn: Nishi Kapoor; Finney Simon

Marathon Healthcare Finance Fund, L.P.

1 Bryant Park 38th fl.

New York, NY 10036

Attn: Nishi Kapoor; Finney Simon

Re:	Credit Agreement Amendment for Liquidity Covenant

Ladies and gentlemen:

Reference is made to that certain Credit Agreement dated as of July 20, 2022, as amended (the “Credit Agreement”) by and among Theratechnologies Inc., a corporation governed by the Business Corporations Act (Quebec) (the “Borrower”), U.S. Bank Trust Company, National Association, as administrative agent and collateral agent under the Loan Documents (in such capacities, “Administrative Agent” and “Collateral Agent”, and collectively as the “Agents”) for the financial institutions from time to time party to the Credit Agreement as lenders (collectively, the “Lenders”), and the Lenders from time to time party thereto. Capitalized terms used herein but not otherwise defined shall have the meanings assigned to them in the Credit Agreement.

Lenders hereby agree to amend the Liquidity covenant in Section 7.21.1 (b) of the Credit Agreement from $20,000,000 to $14,000,000 until July 21, 2023, and then to $16,000,000 until July 28,2023. For the avoidance of doubt, this change will be deemed a one-time amendment for this specific matter and should not be construed as, or be deemed to be, a waiver or amendment of any future event of default including, without limitation, the Liquidity covenant and any other financial covenant.

This letter agreement shall be governed by, and construed in accordance with, the laws of the State of New York, without reference to any conflicts or choice of law principles thereof. This letter agreement (i) embodies the entire agreement among the Lenders and the Borrower with respect to the specific matters set forth above and supersedes all prior agreements and understandings relating to the subject matter hereof, (ii) may be executed in separate counterparts and delivery of an executed signature page of this letter agreement by facsimile or electronic mail shall be effective as delivery of a manually executed counterpart hereof, and (iii) may only be amended, modified or superseded by an agreement in writing signed by each of the parties to this letter agreement.

[Signature Pages Follow]

If you are in agreement with the foregoing, please indicate acceptance of the terms hereof by executing this letter agreement and returning a PDF executed copy to my attention (pdubuc@theratech.com) and returning one originally executed copy to the attention of Jocelyn Lafond at Theratechnologies Inc., 2015 Peel Street, Suite 1100, Montreal, Quebec, Canada, H3A 1T8.

Sincerely,

THERATECHNOLOGIES INC.

By:	/s/ Philippe Dubuc
Name:	Philippe Dubuc
Title:	Senior Vice President and Chief Financial Officer

Agreed to and accepted as of the date first above written by the undersigned constituting all of the Lenders under the Credit Agreement.

MAM TIGER LENDER LLC

By:	/s/ Lou Hanover
	Name:	Lou Hanover
	Title:	Authorized signatory

MARATHON HEALTHCARE FINANCE FUND, L.P.

By:	/s/ Lou Hanover
	Name:	Lou Hanover
	Title:	Authorized signatory